SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 31, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone Company, dated May 31, 2005, regarding Ericsson selling its shares in Anoto Group AB.

Press Release May 30, 2005

Ericsson sells its shares in Anoto Group AB

Ericsson has sold its shares in Anoto Group AB to Norden Technology AS. Ericsson previously owned 17.9 percent of Anoto Group AB.

Ericsson’s ownership of shares in Anoto Group was divided among two different Ericsson entities, Ericsson Holding International BV with 15,194,766 shares representing 12.9 percent of the capital stock and number of votes, and Ericsson Shared Services with 5,943,299 shares representing 5 percent of the capital stock and number of votes.

Ericsson no longer has any shares in Anoto Group AB.

The Anoto Group licenses a digital pen and paper technology allowing partners to develop products and solutions using the Anoto functionality. Anoto technology is not related to Ericsson’s core infrastructure technology for mobile communications.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Media Relations

Phone: +46 8 719 69 62

E-mail: press.relations@ericsson.com

Investors

Investor Relations

Phone: +46 8 719 00 00

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: May 31, 2005